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                             June 29, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: CleanTech
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 17, 2022
                                                            File No. 001-40611

       Dear Mr. Spiro:

              We have limited our review of your filing to those issues addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on June 17, 2022

       General

   1. Please discuss why you are seeking shareholder approval to amend the extension provisions of your
current charter and Trust Agreement. While you indicate that you believe you will need
an extension, and you disclose how the proposed charter and Trust
                                                        Agreement amendments
will operate, you do not address why the company has decided to hold a special meeting
to vote on amending the existing extension provisions when the existing provisions
would permit an extension without a separate shareholder vote.
                                                        Specifically address
why the board of directors recommends that shareholders vote for amending the extension
provisions rather than retaining the existing extension provisions.
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
June       NameCleanTech Acquisition Corp.
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName
2. Prominently disclose and quantify the potential benefits and detriments to public shareholders and the post-Business Combination company if the Charter Amendment
         Proposal and Trust Amendment Proposal are approved instead of the existing extension provisions remaining in place under your current charter and Trust Agreement. Examples include the following:
             Public stockholders will forfeit the right to receive up to $1,725,000 and up to an aggregate of $3,450,000 upon liquidation of the company under the existing Trust
              Agreement if the company seeks to extend the Combination Period for three or six months, respectively, but does not consummate a Business Combination;
             There will be a reduction of the per-share redemption and liquidation amount public stockholders would otherwise be entitled to if the Combination Period is extended and stockholders seek redemption or a business combination is not consummated, as applicable. Quantify the reduced liquidation and per-share redemption amounts;
             Your disclosure indicating that loans made by the Co-Sponsors or their affiliates for each Contribution to the Trust Account as an Extension Payment will be forgiven if the Company is unable to consummate an initial business combination "except to the extent of any funds held outside of the Trust Account" means that, in case of a liquidation, no Trust Account funds will be used to repay the Co-Sponsors or their affiliates. However, any funds used to repay the Co-Sponsors or their affiliates will reduce funds otherwise available to the post-Business Combination company; and
             Public stockholders will be able to redeem their shares in connection with this vote, but would not be able to redeem their shares in connection with the extension of the
              Combination Period under the current charter and Trust Agreement because it does not require a stockholder vote.
3. In addition, prominently disclose and quantify the conflicts and potential benefits to your
         Co-Sponsors, directors and officers if the Charter Amendment Proposal and Trust
         Amendment Proposal are approved instead of the existing extension provisions remaining in place. For example,
             Your initial stockholders or their affiliates will no longer be required to make a payment of $1,725,000 prior to each three-month extension (up to $3,450,000 in the aggregate) and these amounts may not be repaid if a business combination is not consummated to the extent funds are not available outside of the Trust Account; and
             Instead, your Co-Sponsors or their affiliates will make smaller payments of $100,000 for each 1-month extension as non-interest bearing loans to be repaid by the company upon consummation of an initial business combination.
4. We note your disclosure that, if the proposals are approved, your stockholders have "the right to redeem your public shares into a pro rata portion of the Trust Account in the event a business combination is approved and completed." Clarify, if true, that stockholders must demand redemption of their shares at least two business days before the special meeting approving the business combination in order to properly exercise their redemption rights and cannot exercise their redemption rights after the business combination is submitted to a vote by the stockholders at the special meeting.
 Eli Spiro
CleanTech Acquisition Corp.
June 29, 2022
Page 3
5. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in your pending business combination transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited if you are unable to consummate your pending business combination. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,
FirstName LastNameEli Spiro
                                                              Division of
Corporation Finance
Comapany NameCleanTech Acquisition Corp.
                                                              Office of
Technology
June 29, 2022 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName